Mail Stop 4561

July 20, 2009

Michael W. Dosland
Senior Vice President and
Chief Financial Officer
Bank Mutual Corporation
4949 West Brown Deer Road
Milwaukee, WI 53223

> **Re:** **Bank Mutual Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 000-31207**

Dear Mr. Dosland:

We have reviewed your response to our comment letter dated May 18, 2009 and have the following comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Asset Quality, page 13

1. We note your responses to comments one and two from our letter dated May 18, 2009. Similar to what you previously provided in these responses and included in Exhibit B as of March 31, 2009, please provide us with an update of these six largest non-accrual loan balances as of June 30, 2009 and through the date of your response. Specifically, tell us if there has been any further deterioration with these loans along with the reasons why, and how these changes have impacted your accounting, as applicable.

2. As a related matter, if there have been any new non-accrual mortgage loans which exceed the amount of any of these six loan balances subsequent to December 31, 2008, please provide us with the information requested similar to that requested in our previously issued comment two as of June 30, 2009.

3. Please tell us and revise future filings beginning with your Form 10-Q for the period ended June 30, 2009 to disclose the policies and procedures you perform to monitor collateral dependent loans for impairment subsequent to origination. Specifically, please focus your disclosures on the role and timeliness of your

appraisal process at origination, on a periodic basis, and as the loan experiences evidence of credit deterioration. Please also disclose the other procedures you perform to monitor these loans between the receipt of an original appraisal and an updated appraisal.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant